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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the fiscal year ended June 30, 1997

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                        Commission file number: 33-60032

                      Buckeye Retirement Plus Savings Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                               Plan Number 333/001

       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1997 and 1996


================================================================================

                                       Audited Financial Statements and
                                       Supplemental Schedules
                                       Buckeye Retirement Plus
                                       Savings Plan

                                       June 30, 1997 and 1996
                                       with Report of Independent Auditors

                      Buckeye Retirement Plus Savings Plan

                     Audited Financial Statements and Supplemental Schedules

                             June 30, 1997 and 1996




                                    Contents

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits,
  with Fund Information.......................................................2
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information.......................................................4
Notes to Financial Statements.................................................5


Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes.....................9
Item 27d--Schedule of Reportable Transactions................................10

                         Report of Independent Auditors

To the Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Buckeye Retirement Plus Savings Plan (the Plan) as of June 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in net assets available for benefits for the year ended June 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1997, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits as of June 30, 1997 and 1996 and the statement of changes in net assets available for benefits for the year ended June 30, 1997, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



November 25, 1997

                    Buckeye Retirement Plus Savings Plan

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                  June 30, 1997

                                                                Fund Information
                          -----------------------------------------------------------------------------------------------
                             Money                                  Stock       Growth                       Buckeye
                             Market       Bond       Balanced       Index        Stock         Value          Stock
                              Fund        Fund         Fund          Fund        Fund           Fund          Fund          Total
                          ----------------------------------------------------------------------------------------------------------
Investments at fair
value:
  Mutual funds              $424,679    $314,803    $1,424,177    $3,039,052   $7,613,634    $2,883,153    $         -   $15,699,498
  Common stock of Buckeye
    Technologies Inc.              -           -             -             -            -             -      8,673,278     8,673,278
                         -----------------------------------------------------------------------------------------------------------
Total investments            424,679     314,803     1,424,177     3,039,052    7,613,634     2,883,153      8,673,278    24,372,776

Contributions receivable:
  Employer                         -           -             -             -            -             -      1,818,461     1,818,461
  Employee                     7,998       2,955        12,538        30,801       54,498        50,445         20,627       179,862
                         -----------------------------------------------------------------------------------------------------------
                               7,998       2,955        12,538        30,801       54,498        50,445      1,839,088     1,998,323

Cash and cash                  1,288       1,184        15,861         7,266       24,642           317        439,759       490,317
equivalents
Accrued income                 1,795       1,852        11,550            24           96            25            336        15,678
                         ===========================================================================================================
Net assets available
     for benefits           $435,760    $320,794    $1,464,126    $3,077,143   $7,692,870    $2,933,940    $10,952,461   $26,877,094
                         ===========================================================================================================

See accompanying notes.

                     Buckeye Retirement Plus Savings Plan

                Statements of Net Assets Available for Benefits,
                              with Fund Information

                                  June 30, 1996

                                                                      Fund Information
                              ------------------------------------------------------------------------------------------
                                Money                                 Stock        Growth                    Buckeye
                                Market       Bond       Balanced      Index        Stock         Value        Stock
                                 Fund        Fund         Fund        Fund          Fund         Fund          Fund         Total
                              ------------------------------------------------------------------------------------------------------
Investments at fair value:
  Mutual funds                 $408,590    $274,524   $1,214,842   $2,063,777    $6,245,364    $1,676,435   $        -   $11,883,532
  Common stock of Buckeye
    Technologies Inc.                 -           -            -            -             -             -    1,119,828     1,119,828
                              ------------------------------------------------------------------------------------------------------
Total investments               408,590     274,524    1,214,842    2,063,777     6,245,364     1,676,435    1,119,828    13,003,360

Contributions receivable:
  Employer                          759         279        1,289        2,305         9,521         2,221    2,379,605     2,395,979
  Employee                        1,842       2,267       26,408       64,275       170,074       102,191       67,704       434,761
                              ------------------------------------------------------------------------------------------------------
                                  2,601       2,546       27,697       66,580       179,595       104,412    2,447,309     2,830,740

Cash and cash equivalents             -         300            -        1,311         3,006             -    2,453,060     2,457,677
Accrued income                    1,951          11           40           71           246            24        1,436         3,779
                              ======================================================================================================
Net assets available
     for benefits              $413,142    $277,381   $1,242,579   $2,131,739    $6,428,211    $1,780,871   $6,021,633   $18,295,556
                              ======================================================================================================

See accompanying notes.

                      Buckeye Retirement Plus Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                            Year ended June 30, 1997

                                                                    Fund Information
                              ------------------------------------------------------------------------------------------------------
                                   Money                             Stock        Growth                      Buckeye
                                  Market      Bond     Balanced      Index        Stock         Value          Stock
                                   Fund       Fund       Fund         Fund         Fund          Fund           Fund        Total
                              ------------------------------------------------------------------------------------------------------
Additions to net assets
   attributed to:
Investment income:
   Net realized and
     unrealized appreciation     $      -  $  6,087   $  192,343   $  678,886   $  617,825    $  509,603   $ 1,607,221   $ 3,611,965
     in fair value of
     investments
   Interest and dividends          20,827    19,945       62,511       86,214      793,743       150,406         3,175     1,136,821
                              ------------------------------------------------------------------------------------------------------
                                   20,827    26,032      254,854      765,100    1,411,568       660,009     1,610,396     4,748,786
Contributions:
   Employer                             -         -            -            -            -             -     2,384,403     2,384,403
   Employee                        77,283    40,194      144,840      323,320      896,558       368,577       512,548     2,363,320
                              ------------------------------------------------------------------------------------------------------
                                   77,283    40,194      144,840      323,320      896,558       368,577     2,896,951     4,747,723
                              ------------------------------------------------------------------------------------------------------

Total additions                    98,110    66,226      399,694    1,088,420    2,308,126     1,028,586     4,507,347     9,496,509

Deductions from net assets
  attributed to:
Benefits paid to participants      62,292    12,974       55,389      109,554      391,370       113,648        83,128       828,355
Administrative expenses             3,446     2,579        7,714       11,766       31,125        10,800        19,186        86,616
                              ------------------------------------------------------------------------------------------------------
Total deductions                   65,738    15,553       63,103      121,320      422,495       124,448       102,314       914,971
                              ------------------------------------------------------------------------------------------------------

Net increase prior to
   interfund transfers             32,372    50,673      336,591      967,100    1,885,631       904,138     4,405,033     8,581,538
Interfund transfers (net)          (9,754)   (7,260)    (115,044)     (21,696)    (620,972)      248,931       525,795             -
                              ------------------------------------------------------------------------------------------------------
Net increase                       22,618    43,413      221,547      945,404    1,264,659     1,153,069     4,930,828     8,581,538
Net assets available for
  benefits:
   Beginning of year              413,142   277,381    1,242,579    2,131,739    6,428,211     1,780,871     6,021,633    18,295,556
                              ======================================================================================================
   End of year                   $435,760  $320,794   $1,464,126   $3,077,143   $7,692,870    $2,933,940   $10,952,461   $26,877,094
                              ======================================================================================================

See accompanying notes.

                      Buckeye Retirement Plus Savings Plan

                          Notes to Financial Statements

                                  June 30, 1997

-----------------------
1. DESCRIPTION OF PLAN
-----------------------

The following description of the Buckeye Retirement Plus Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. (the Plan Sponsor), formerly Buckeye Cellulose Corporation, and its wholly owned subsidiaries Buckeye Florida, Limited Partnership and, effective June 30, 1996, Buckeye Florida Corporation. Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30).

CONTRIBUTIONS

Employer--The Plan Sponsor may make a contribution equal to 4% of each participant's annual gross compensation if certain financial goals are met.

Employee--All   eligible   participants  may  contribute  up  to  10%  of  gross
compensation to the Plan. Participants may also contribute a portion or all of incentive compensation.

Contributions are subject to certain IRS limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, employer contribution, and allocations of Plan earnings and administrative expenses. Earnings in each investment fund are allocated to participants' accounts based on the relative value of the account balances prior to any allocation of current year contributions.

VESTING

Participants are immediately vested in all contributions to the Plan plus actual earnings thereon.

                      Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)

-----------------------
1. DESCRIPTION OF PLAN (continued)
-----------------------

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 5% increments in any of the following seven investment options:

Money Market Fund--Funds are invested through a mutual fund in money market instruments backed by the U.S. government.

Bond Fund--Funds are invested through a mutual fund in a diversified portfolio of primarily U.S. government securities and high quality corporate bonds.

Balanced Fund--Funds are invested through a mutual fund in a combination of common stocks, bonds and cash.

Stock Index Fund--Funds are invested through a mutual fund in stocks of the Standard & Poor's 500 Index.

Growth Stock Fund--Funds are invested through a mutual fund in common stock of companies with growth potential.

Value Fund--Funds are invested through a mutual fund in equity securities.

Buckeye Stock Fund--Funds are invested in the Plan Sponsor's common stock.

Participants may change their investment options quarterly.

----------------------------------
2. SIGNIFICANT ACCOUNTING POLICIES
----------------------------------

INVESTMENTS

Investments are stated at fair market value (based on quoted market prices) with the change in carrying value reported as the net change in unrealized appreciation or depreciation in aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                    Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)

----------------------------------
2. SIGNIFICANT ACCOUNTING POLICIES (continued)
----------------------------------

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

-----------------------------
3. RELATED PARTY TRANSACTIONS
-----------------------------

The Plan purchased 233,431 and sold 17,166 shares of the Plan Sponsor's common stock during the year. The stock held by the Plan at June 30, 1997 and 1996 had a market value of $8,673,278 and $1,119,828, respectively. There were no other transactions with related parties.

---------------------------------------------------------
4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
---------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            June 30
                                                --------------------------------
                                                     1997              1996
                                                --------------    --------------
 Net assets available for benefits per
     the financial statements                    $26,877,094       $18,295,556
 Amounts allocated to withdrawn participants         (79,191)         (153,033)
                                                --------------------------------
 Net assets available for benefits per
     the Form 5500                               $26,797,903       $18,142,523
                                                ================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   Year ended
                                                                 June 30, 1997
                                                                ---------------

Benefits paid to participants per the financial statements           $828,355
Add:  Amounts allocated on Form 5500 to
      withdrawn participants at June 30, 1997                          79,191
Less: Amounts  allocated on Form 5500 to
      withdrawn  participants at June 30,1996                        (153,033)
                                                                   -----------
Benefits paid to participants per the Form 5500                    $  754,513
                                                                   ===========

                    Buckeye Retirement Plus Savings Plan
                    Notes to Financial Statements (continued)

---------------------
5. PLAN TERMINATION
---------------------

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will be entitled to 100 percent of the value in their accounts.

---------------------
6. INCOME TAX STATUS
---------------------

The Internal Revenue Service ruled on June 30, 1995 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                     Buckeye Retirement Plus Savings Plan

            Item 27a - Schedule of Assets Held for Investment Purposes

                                  June 30, 1997


        Description of Investment
         Including Maturity Date,         Number
            Rate of Interest,               of                         Current
          Par or Maturity Value           Shares         Cost           Value
--------------------------------------------------------------------------------

Federated Short Term U.S. Government
  Treasury                                424,679    $   424,679    $   424,679
Strong Government Securities Fund          30,154        312,083        314,803
Dodge and Cox Balanced Fund                21,651      1,172,775      1,424,177
Vanguard Institutional Index Fund          36,900      2,264,253      3,039,052
Janus Fund, Inc.                          275,657      6,149,358      7,613,634
MAS Value Fund                            152,629      2,354,307      2,883,153
*Buckeye Technologies Inc. common stock   256,986      6,862,381      8,673,278
                                                    ============================
                                                     $19,539,836    $24,372,776
                                                    ============================

* Denotes party-in-interest of the Plan.

                      Buckeye Retirement Plus Savings Plan

                  Item 27d--Schedule of Reportable Transactions

                            Year ended June 30, 1997

                                                                                                                Current
                                                                                                               Value of
      Identity                                                                                                   Asset         Net
                                  Description              Number                                                 on          Gain
         of                           of                     of        Purchase      Selling    Cost of       Transaction      or
   Party Involved                 Investment            Transactions    Price         Price      Asset           Date        (Loss)
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i)- SINGLE TRANSACTION IN EXCESS
      OF 5 PERCENT OF PLAN ASSETS
Purchases of assets:
  First Tennessee Bank*    Buckeye Technologies Inc.        1         $1,013,976   $        -    $1,013,976     $1,013,976   $     -

Sales of assets:
  First Tennessee Bank*    Fidelity Institutional           1                  -    1,013,976     1,013,976      1,013,976         -
                               Cash U.S. Government

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS
      OF 5 PERCENT OF PLAN ASSETS
Purchases of assets:
  First Tennessee Bank*    Buckeye Technologies Inc.      147          4,926,966            -     4,926,966      4,926,966         -
                           Janus Fund                     107          2,078,285            -     2,078,285      2,078,285         -
                           MAS Value Fund                 106          1,106,258            -     1,106,258      1,106,258         -
                           Fidelity Institutional         548          6,684,625            -     6,684,625      6,684,625         -
                               Cash U.S. Government
Sales of assets:
  First Tennessee Bank*    Buckeye Technologies Inc.       32                  -      416,586       388,564        416,586    28,022
                           Janus Fund                      34                  -    1,355,097     1,138,374      1,355,097   216,723
                           MAS Value Fund                  26                  -      415,071       379,838        415,071    35,233
                           Fidelity Institutional         475                  -    7,484,918     7,484,918      7,484,918         -
                               Cash U.S. Government

There were no category (ii) or (iv) reportable transactions during 1997.
* Denotes party-in-interest of the plan.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Cellulose Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLUS SAVINGS PLAN



By:       /s/   DAVID H. WHITCOMB
     ---------------------------------------------
     David H. Whitcomb, Sr. Vice President-Finance
     Date: December 19, 1997